UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Otonomy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68906L105

(CUSIP Number)

April 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1.	Names of Reporting Persons. David Allen Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,006,871 (See Item 4(a) below)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,006,871 (See Item 4(a) below)
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,006,871 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a) Name of Issuer:

Otonomy, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

4796 Executive Drive

San Diego, CA 92121

Item 2 (a) Name of Person Filing:

David Allen Weber

Item 2 (b) Address of Principal Business Office or, if none, Residence:

c/o Otonomy, Inc.

4796 Executive Drive

San Diego, CA 92121

Item 2 (c) Citizenship:

David Allen Weber is a United States citizen.

Item 2 (d) Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2 (e) CUSIP Number:

68906L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of April 16, 2022, David Allen Weber had sole voting and dispositive power over the following shares: (i) 45,435 shares of Common Stock held by David Allen Weber, (ii) 21,876 shares of Common Stock held by The Weber Trust Dated March 9, 2005 for which Dr. Weber serves as trustee, and (iii) 2,939,560 shares of Common Stock subject to stock options exercisable within 60 days of April 16, 2022.

(b)	Percent of class:

5.0%

The ownership percentage above is calculated based on (i) 56,732,474 shares of Common Stock outstanding as of February 22, 2022 as reported in the Company’s Annual Report on Form 10-K, and (ii) 2,939,560 shares of Common Stock subject to stock options exercisable within 60 days of April 16, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,006,871 shares

(ii)	Shared power to vote or direct the vote:-0-

(iii)	Sole power to dispose or to direct the disposition of: 3,006,871 shares

(iv)	Shared power to dispose or to direct the disposition of: -0- shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2022

/s/ David Allen Weber
David Allen Weber, Ph.D.